AR/S

PE 12-31-02











***Pharmaceutical Formulations, Inc. and Subsidiaries***

***Transitional Report For the Six Months Ended December 2002***

Pharmaceutical Formulations, Inc.
OTC Bulletin Board: PHFR
www.pfiotc.com

## Description of the Business

Pharmaceutical Formulations, Inc. ("PFI") is one of the largest manufacturers and marketers of generic over-the-counter, solid dose pharmaceuticals in the United States. PFI produces and distributes products in tablet, caplet and capsule form, principally in the analgesic, cough-cold, allergy-sinus and gastrointestinal categories.

We manufacture store brand (private label) healthcare products, which compete with comparable national brands, for some of the largest national and regional chains including CVS, Rite Aid and Eckerd drug chains; Food Lion and Winn Dixie supermarkets; and mass merchandisers and warehouse clubs such as Target, Wal-Mart, Costco Wholesale, Family Dollar, Dollar General and BJ's.

Capitalizing upon the increasing trend of companies and other distributors to outsource production, we also manufacture under contract for national brand pharmaceutical companies or sell in bulk to other companies, which repackage for sale to smaller retailers and manufacturers.

As one of the leading American manufacturers of solid dose OTC generic pharmaceuticals, PFI has over 90 FDA-approved products. We have the flexibility and ability to respond to changes in the marketplace for new products, and are well experienced in the FDA filing process.

## Customers

Our customers consist of more than fifty retailers, wholesalers, warehouse clubs, distributors and brand-name pharmaceutical companies, including major national and regional retailing chains and mass merchandisers.

We have made significant investments in the modernization of our plant and manufacturing operations, to enable us to sustain and capitalize on our growth in sales among current customers. Many of these improvements are beginning to positively impact our operating and financial results.

Customer service is critical to success in the generic market, and we continue to concentrate on improving our customer service level. Partly as a result of this strategy, we have been selected by major pharmaceutical companies for contract manufacturing of national OTC drug products. Under confidentiality agreements, PFI now works with five such companies in either the development of new products or the manufacturing of ongoing products.

## Konsyl

On May 15, 2003, we completed the acquisition of Konsyl Pharmaceuticals, Inc., which has been in business over 35 years. Konsyl is a manufacturer and distributor of powdered, dietary natural fiber supplements. The products are manufactured at their plant in Easton, Maryland and are sold, both domestically and internationally, to pharmaceutical wholesalers, drugstore chains, mass merchandisers, grocery store chains, and grocery distributors. Products are sold under both the "Konsyl®" brand name and various private labels. The "Konsyl®" brand product line and private label products are generally merchandised in pharmacy sections with other bulk forming laxatives. Konsyl also manufactures a gastrointestinal diagnostic product, "Sitzmarks", that is sold to hospitals, colon and rectal surgeons, and radiologists.

## Financial Highlights



| | Six Months Ended | | Years Ended | | | | |
|---|---|---|---|---|---|---|---|
| *($ in thousands, except per share amounts)* | **December 2002** | December 2001 (unaudited) | June 29, 2002 | June 30, 2001 | July 1, 2000 | July 3, 1999 | June 30, 1998 |
| Gross sales | **$33,756** | $26,680 | $53,577 | $51,777 | $82,869 | $89,821 | $85,179 |
| Operating income (loss) | **1,051** | (2,633) | (4,050) | (9,134) | 760 | (4010) | 5,731 |
| Income (loss) before income taxes (benefit) | **(569)** | (5,069) | (8,248) | (14,592) | (4,050) | (9,736) | 1,828 |
| Net income (loss) | **544** | (4,946) | (6,888) | (14,592) | (7,918) | (6,565) | 1,867 |
| Net income (loss) per share of common stock: | | | | | | | |
| Basic | **0.01** | (0.14) | (.12) | (.49) | (.26) | (.22) | .06 |
| Diluted | **0.01** | (0.14) | (.12) | (.49) | (.26) | (.22) | .05 |
| Working capital (deficiency) | **795** | (11,861) | 373 | (17,770) | 2,565 | 8,388 | 10,706 |
| Total assets | **37,961** | 34,820 | 36,277 | 32,923 | 44,565 | 59,653 | 59,864 |
| Long-term debt and capital lease obligations | **32,032** | 19,063 | 32,621 | 21,952 | 30,732 | 33,548 | 30,536 |
| Stockholders' equity (deficiency) | **(17,305)** | (15,914) | (17,854) | (25,973) | (11,381) | (3,510) | 3,055 |

Dear Shareholders:

*During December 2002, we changed our fiscal year-end from the 52-53 week period which ends on the Saturday closest to June 30 to the 52-53 week period which ends on the Saturday closest to December 31. Our just-ended fiscal period consists of the six-month transition period from June 29, 2002 to December 28, 2002. For fiscal years prior to this period, our fiscal year ended on the Saturday closest to June 30.*

I am pleased to report that PFI continued to make significant progress during the six months ended December 28, 2002. Net sales increased to $33.2 million compared to net sales of $26.1 million for the six months ended December 29, 2001. We had net income of $544,000 for the six months ended December 28, 2002 compared to a net loss of $4.9 million for the comparable six month period of 2001. At December 28, 2002, our working capital was $795,000, compared to $373,000 at June 29, 2002. At December 28,2002, the shareholders' deficiency was reduced to $17.3 million, compared to $17.9 million at June 29, 2002. PFI continues its trend of increasing sales and improving operating results during the quarter ending March 29, 2003.

In July 2002, we entered into a new relationship with a major national retailer to which shipments were $4 million in the six months ended December 28, 2002. Also, during the six months ended December 28, 2002, sales to brand name pharmaceutical companies rose to 10% of total sales, compared to 6% in the prior year period. At the same time, cost of sales declined to 82.7% of net sales in the six months ended December 28, 2002 compared to 90.8% in the six months ended December 29, 2001. The decrease is attributable to a shift in product mix to higher margin products, lower material costs due in significant part to our increased purchases from ICC, improved manufacturing efficiency from higher volumes and longer production runs, and reduced product obsolescence costs. Cost of sales as a percentage of gross sales was 81.4% in the six months ended December 28, 2002 compared to 88.9% in the six months ended December 29, 2001. Also, we have seen the benefit of relatively lower sales discounts and allowances.

For the three months ended March 29, 2003, PFI had net sales of $16.2 million, compared to net sales of $12.7 million for the three months ended March 30, 2002, an increase of 28%. We had a net loss of $548,000 for the three months ended March 29, 2003, compared to a net loss of $1.3 million for the comparable period of the prior year. Historically, the first calendar quarter of the year has been the slowest period for the Company.

On May 15, 2003, we completed our acquisition of the stock of Konsyl Pharmaceuticals, Inc. of Fort Worth, Texas for approximately $8.9 million, subject to possible future purchase price adjustments. The transaction has been financed by a combination of asset-based and term loan financing, as well as a five year note to the former stockholder of Konsyl for $2.5 million. In addition, as part of the purchase price, PFI has issued warrants to the former stockholder of Konsyl equal to a total of 1.2 million shares of common stock of PFI at an exercise price of $.204 per share. The warrants are exercisable until April15, 2010. For the year ended December 31, 2002, Konsyl's unaudited net sales were $11.2 million and unaudited net income was $945,000.

We believe this acquisition provides an opportunity to increase our presence in both the private label and branded pharmaceutical markets. It also affords PFI the opportunity to introduce new products and product line extensions under both the "Konsyl®" brand and PFI's own laxative products. There also exist considerable opportunities for cost savings through consolidation of the two companies.

In May 2003, we reached an agreement with the CIT Group to extend our existing revolving credit facilities to December 31, 2006 and increase our credit line to $20 million. Included in this credit line is a $2 million term loan to be repaid over forty months with interest at prime plus 0.75%, and supported by a standby letter of credit issued by ICC Industries Inc.'s bankers.

ICC Industries Inc., the Company's principal stockholder, has demonstrated its continued confidence in PFI's management and business plan by providing loans to PFI to increase working capital and by utilizing its buying power to obtain favorable price treatment on raw materials. ICC, the holder of approximately 74.5 million shares (approximately 87%) of the common stock of PFI, is a major international manufacturer and marketer of chemical, plastic and pharmaceutical products with 2002 sales in excess of $1 billion.

We look forward to the future with continued and renewed confidence. At the same time, we thank our customers, vendors, employees, and you, our shareholders, for your continued support, understanding and patience.

James C. Ingram
President and Chief Operating Officer
May 16, 2003

## Financial Condition at December 28, 2002

At December 28, 2002, we had working capital of $795,000 compared with working capital of $373,000 at June 29, 2002. Cash at December 28, 2002 was $17,000 compared with $108,000 at June 29, 2002. Total assets reached $37,961,000 compared with $36,277,000.

Current assets at December 28, 2002 include $9,334,000 of accounts receivable as compared to $7,521,000 at June 29, 2002. The accounts receivable increase reflects higher sales in the most recent December quarter compared with the June quarter. Current assets also include $13,131,000 of inventory as compared to $12,905,000 at June 29, 2002. The increase is related to the higher sales volume anticipated in the near future as the result of achieved and established new business. Current liabilities include accounts payable and accrued expenses of $9,477,000 as compared to $10,972,000 at June 29, 2002. The decrease is primarily due to payment of accounts payable as part of the continuing efforts to reestablish vendor relationships. The current portion of long-term debt and capital lease obligations was $6,730,000 (including $1,785,000 due to ICC) compared with $5,693,000 (including $855,000 due to ICC) at June 29, 2002. On February 4, 2003, our line of credit agreement with our principal lender was extended through December 31, 2005 and the maximum borrowing limit was increased to $15,000,000.

Cash decreased $91,000 during the six months ended December 28, 2002.

Total funds used in operating activities were $428,000 for the six months ended December 28, 2002. Uses of cash included an increase of $1,813,000 in accounts receivable from higher sales and a decrease of $1,473,000 in accounts payable and accrued expenses, and an increase of $596,000 in inventories and other current assets. These uses were offset by sources including an increase of $2,189,000 in amounts due ICC Industries Inc. resulting from purchases of raw materials, non-cash charges of $1,550,000 for depreciation and amortization, and net income of $544,000.

Net cash used in investing activities for the six months ended December 28, 2002 was $916,000 and was principally attributable to capital expenditures related to capacity expansion and facility upgrades.

Net cash provided by financing activities for the six months ended December 28, 2002 was $1,253,000. We received $1,385,000 in loans from ICC during the period. These loans were used to support our operating and debt repayment needs. During the six months, we repaid an aggregate of $1,129,000 of capital lease obligations and borrowed $997,000 under our line of credit.

Total shareholders' deficiency at December 28, 2002 was $17,305,000 compared to a deficiency of $17,854,000 at June 29, 2002. We recorded net income of $544,000 for the six months ended December 28, 2002.

We have convertible subordinated debentures and capitalized lease obligations, which together with the line of credit borrowings have a substantial impact on the cash requirements in terms of principal and interest payments.

We have a deferred tax asset of approximately $14,015,000 against which we have applied a valuation allowance of $13,300,000 at December 28, 2002. The net deferred tax asset of $715,000 consists of various temporary timing differences expected to be realized in 2003. Based on the assessment of all available evidence including our inconsistent operating results in prior years, the current status of our business and the uncertainty with respect to generating taxable income in future years, management has recorded this valuation allowance for state and federal loss carry forwards on the deferred tax asset. Reductions in the valuation allowance, which could benefit results of operations in the future, will be recorded when, in the opinion of management, our ability to generate taxable income is considered more likely than not. Any utilization of net operating loss carryforwards will reduce our future tax obligation.

We intend to spend an estimated $1,000,000 to $1,500,000 for capital improvements in the 53-week period ending January 3, 2004 to increase manufacturing capacity and reduce costs. We anticipate that these capital expenditures will be funded through equipment lease financing and cash flow generated from future operations. While we have in the past had no difficulty in obtaining such financing, there can be no assurance that we will obtain the lease financing in the future.

We continue to address customer relationship issues and are continuing the process of rebuilding our sales base through the initiatives detailed below. Net sales in each quarter of the six consecutive quarters ended December 28, 2002 exceeded the net sales of the same period in the prior year. Furthermore, sales for the quarter ending March 29, 2003 (the first quarter of the fifty-three week fiscal year ending January 3, 2004) are projected to increase from the same quarter of the prior year. We continue to pursue our plan to increase revenues and improve operational efficiencies to restore profitability. As part of these initiatives, we have undertaken the following:

- Continuing to expand our custom manufacturing for some major pharmaceutical companies.
- Eliminating several unprofitable product lines consisting mainly of items purchased from third parties and repackaged end products for smaller customers and continuing to evaluate product line and customer profitability.
- Increasing our business supplying other manufacturers with bulk tablets and capsules, taking advantage of higher volumes and better margins.
- Expanding our product line through joint venture marketing agreements.
- Expanding our international sales.

These objectives, along with sustaining market share and increasing sales, are projected to be driven by the following actions which we aim to take:

- Re-establishing strong relationships within our distribution network.
- Controlling and reducing, where appropriate, our fixed and variable expenses.
- Eliminating unprofitable product lines and customers.
- Improving our manufacturing efficiencies.
- Shortening delivery time.
- Filing ANDAs for new products as they come to the OTC Market.

- Obtaining marketing rights for products produced by other generic pharmaceutical manufacturers.

We believe that cash flow from our revolving credit and equipment and term loan financing, plus continued financial support from ICC, will be sufficient to fund our currently anticipated working capital, capital spending and debt service requirements through calendar 2003. We have extended our working capital facility through December 31, 2005. We expect the aforementioned working capital needs will require us to obtain new revolving credit facilities by December 31, 2005, when the credit facility matures, whether by extending, renewing, replacing or otherwise refinancing the facility. While no assurance can be given that any such extension, renewal, replacement or refinancing can be successfully accomplished, ICC has committed to provide us with the necessary financing to continue our operations through December 31, 2004. ICC has supported us in the past by providing loans, replacing loans from our asset-based lenders and providing us with working capital and we continue to expect future cooperation.

**Results of Operations for the Six Months Ended December 28, 2002 Compared to the Six Months Ended December 29, 2001**

Gross sales for the six months ended December 28, 2002 were $33,756,000 compared with $26,680,000 in the same period of the prior year, an increase of 26.5%. In July 2002, we significantly enhanced our relationship with a major national retailer to whom shipments were $4,010,000 in the six months ended December 28, 2002. Also, during the six months ended December 28, 2002, sales to brand name pharmaceutical companies rose to 10% of total sales, compared with 6% in the prior year period. Net sales for the six months ended December 28, 2002 were $33,223,000 compared with $26,125,000 in the comparable prior period, an increase of 27.2%. The increase in net sales reflected the higher gross sales and a continued reduction in the relative impact of customer discount and rebate programs.

Cost of sales declined to 82.7% of net sales in the six months ended December 28, 2002 compared to 90.8% in the six months ended December 29, 2001. The decrease is attributable to a shift in product mix to higher margin products, lower material costs due in significant part to our increased purchases from ICC, improved manufacturing efficiency from higher volumes and longer production runs, and reduced product obsolescence costs. Cost of sales as a percentage of gross sales was 81.4% in the six months ended December 28, 2002 compared with 88.9% in the six months ended December 29, 2001.

Selling, general and administrative expenses were $4,543,000 or 13.7% of net sales for the six months ended December 28, 2002 as compared to $4,900,000 or 18.8% of net sales for the six months ended December 29, 2001. The respective decreases, in expense and percentages, reflects higher sales while controlling legal and consulting costs.

Interest expense was $1,786,000 for the six months ended December 28, 2002 compared to $2,623,000 for the six months ended December 29, 2001. The six months ended December 28, 2002 had the benefit of lower interest rates and lower debt levels as ICC converted $15 million debt into equity in December 2001.

In December 2001, ICC became an 85.6% owner of our common stock. As a result of the increase in ICC's ownership of PFI, we file a consolidated tax return with ICC. In accordance with a tax sharing agreement between the two companies, we will be reimbursed for the tax savings generated from ICC's use of our losses. In addition, the agreement provides for an allocation of the group's tax liability, based upon the ratio that each member's contribution of taxable income bears to the consolidated taxable income of the group. In connection with this tax sharing agreement, we recorded a tax benefit of $1,113,000 for the six months ended December 28, 2002 compared with a benefit of $123,000 for the six months ended December 29, 2001. The tax benefit recorded in the six months ended December 28, 2002 is disproportionate due to a reduction in our deferred tax asset valuation reserve of $715,000.

Net income for the six months ended December 28, 2002 was $544,000 or $0.01 per share compared to a net loss of $4,946,000 or $.14 per share for the six months ended December 29, 2001.

### Results of Operations for Fiscal 2002 Compared to Fiscal 2001

Gross sales for the fiscal year ended June 29, 2002 were $53,577,000, an increase of 3.5% as compared to $51,777,000 in the prior fiscal year. During the year, sales to brand name pharmaceutical companies rose to 12% of total sales compared to 6% in the prior year, as we expanded our contract manufacturing activities to additional products, while sales to retail customers declined to 79% of the total from 86% in the prior year. During 2002, sales to two customers, CVS and Walgreens, were $4,470,000 or 8% of sales compared to $9,027,000 or 18% in the prior year. This reduction reflected the lingering problems from lost business and customers due to the after effects of production and shipping problems and other difficulties experienced by us during the installation of the new computer system in fiscal 1999.

Net sales for the fiscal year ended June 29, 2002 were $52,457,000 as compared to $49,157,000 in the prior fiscal year. The increase in net sales reflected the higher gross sales and a continued reduction in customer discount and rebate programs.

Cost of sales declined to 88.7% of net sales in the fiscal year ended June 29, 2002 as compared to 95.4% in the prior fiscal year. The decrease is attributable to a shift in product mix to higher margin products, improved manufacturing efficiency from higher volumes and reduced product obsolescence costs. In addition, a reduction of sales discounts and allowances had a favorable effect. Cost of sales as a percentage of gross sales was 86.8% in the current year compared with 90.6% in the prior year.

Selling, general and administrative expenses were $9,714,000 or 18.5% of net sales for the fiscal year ended June 29, 2002 as compared to $10,961,000 or 22.3% of net sales for the prior fiscal year. The decrease was primarily the result of lower bad debt expense of $521,000, lower consulting fees of approximately $480,000, and staff reductions saving approximately $200,000.

Interest expense was $4,709,000 for the fiscal year ended June 29, 2002 as compared to $5,208,000 in the prior fiscal year. The net decrease resulted from lower debt levels due to ICC's conversion of debt into equity and lower interest rates.

Other income for the year ended June 29, 2002 was $511,000 compared with an expense of $250,000 in the prior year. The improvement resulted from $312,000 of additional income from subleasing a portion of our distribution center. In addition, the prior year included approximately $300,000 of various accruals for one-time non-operating items such as sales taxes.

On December 21, 2001, ICC became an 85.6% owner of our common stock. From that date, we will file our federal income tax return as part of the ICC consolidated group so long as ICC continues to own at least 80% of our common stock. We have entered into a tax allocation agreement with ICC, which provides that we will be reimbursed for the amount of tax savings generated by our losses. Therefore, we have recorded a tax benefit of $1,360,000 for the current year. No provision for income tax was made for fiscal 2001.

Net loss for the fiscal year ended June 29, 2002 was $6,888,000 or $.12 per share as compared to $14,592,000 or $.49 per share in the prior fiscal year.

## Results of Operations for Fiscal 2001 Compared to Fiscal 2000

Gross sales for the fiscal year ended June 30, 2001 were $51,777,000 as compared to $82,869,000 in the prior fiscal year. A substantial portion of the decrease of $31,092,000 or 38% resulted from lost business and customers due to the after effects of production and shipping problems and other difficulties experienced by us during the installation of the new computer system in fiscal 1999.

Net sales for the fiscal year ended June 30, 2001 were $49,157,000 as compared to $76,579,000 in the prior year. The decrease was due to a reduction in gross sales, offset by a decrease in discounts and allowances. Additionally, the decrease was offset by a reduction in the number of customer rebate programs.

Cost of sales as a percentage of net sales was 95.4% for the fiscal year ended June 30, 2001 as compared to 82.8% in the prior fiscal year. This increase resulted primarily from the reduced level of production resulting from a decrease in sales. Although we have improved the efficiency of our manufacturing operation, the cost of sales percentage increased because the total fixed costs were allocated to the reduced number of units produced.

Selling, general and administrative expenses were $10,961,000 or 22% of net sales for the fiscal year ended June 30, 2001 as compared to $11,892,000 or 15.5% of net sales for the prior fiscal year. The decrease of $931,000 was mainly a result of decreased sales, legal and distribution expenses.

Research and development costs were $443,000 for fiscal 2001 as compared to $537,000 for the prior fiscal year.

Interest expense was $5,208,000 for the fiscal year ended June 30, 2001 as compared to $4,904,000 in the prior fiscal year. The net increase of $304,000 resulted primarily from increased borrowings from ICC, partly offset by a decrease in long-term debt and our revolving credit facility.

No provision for income tax was made for fiscal 2001.

Net loss for the fiscal year ended June 30, 2001 was $14,592,000 or $.49 per share as compared to $7,918,000 or $.26 per share in the prior fiscal year.

The selected consolidated financial data presented below for the six months ended December 28, 2002 and for each of the five years in the period ended June 29, 2002 are derived from our consolidated financial statements which financial statements have been audited by BDO Seidman, LLP, independent certified public accountants, whose report for the six months ended December 28, 2002 and for each of the three years in the period ended June 29, 2002 appears elsewhere herein. The information as of December 29, 2001 and for the six months then ended is unaudited. In December 2002 we changed our fiscal year to the 52-53 week period ended on the Saturday closest to December 31. The selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

| | Six Months Ended | | Years Ended | | | | |
|---|---|---|---|---|---|---|---|
| | December 28, 2002 | December 29, 2001 (unaudited) | June 29, 2002 | June 30, 2001 | July 1, 2000 | July 3, 1999 | June 30, 1998 |
| | *(in thousands, except per share amounts)* | | | | | | |
| **Statement of Operations Data:** | | | | | | | |
| Gross sales | $33,756 | $26,680 | $53,577 | $51,777 | $82,869 | $89,821 | $85,179 |
| Net sales | 33,223 | 26,125 | 52,457 | 49,157 | 76,579 | 82,174 | 80,829 |
| Net income (loss) | 544 | (4,946) | (6,888) | (14,592) | (7,918) | (6,565) | 1,867 |
| Net income (loss) per common share: | | | | | | | |
| Basic | 0.01 | (0.14) | (.12) | (.49) | (.26) | (.22) | .06 |
| Diluted | 0.01 | (0.14) | (.12) | (.49) | (.26) | (.22) | .05 |
| Weighted average common shares outstanding: | | | | | | | |
| Basic | 85,278 | 36,641 | 59,078 | 30,330 | 30,265 | 30,253 | 30,199 |
| Diluted | 85,278 | 36,641 | 59,078 | 30,330 | 30,265 | 30,253 | 36,710 |

| | December 28, 2002 | December 29, 2001 (unaudited) | June 29, 2002 | June 30, 2001 | July 1, 2000 | July 3, 1999 | June 30, 1998 |
|---|---|---|---|---|---|---|---|
| | *(in thousands)* | | | | | | |
| **Balance Sheet Data:** | | | | | | | |
| Current assets | $24,029 | $19,810 | $21,883 | $19,174 | $27,779 | $38,003 | $36,658 |
| Current liabilities | 23,234 | 31,671 | 21,510 | 36,944 | 25,214 | 29,615 | 25,952 |
| Working capital (deficiency) | 795 | (11,861) | 373 | (17,770) | 2,565 | 8,388 | 10,706 |
| Total assets | 37,961 | 34,820 | 36,277 | 32,923 | 44,565 | 59,653 | 59,864 |
| Long-term debt and capital lease obligations | 32,032 | 19,063 | 32,621 | 21,952 | 30,732 | 33,548 | 30,536 |
| Stockholders' equity (deficiency) | (17,305) | (15,914) | (17,854) | (25,973) | (11,381) | (3,510) | 3,055 |

To the Stockholders and Board of Directors
Pharmaceutical Formulations, Inc.

We have audited the accompanying consolidated balance sheets of Pharmaceutical Formulations, Inc. and subsidiaries as of December 28, 2002, June 29, 2002 and June 30, 2001 and the related consolidated statements of operations, changes in stockholders' (deficiency) and cash flows for the six-month period ended December 28, 2002 and for each of the three years in the period ended June 29, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pharmaceutical Formulations, Inc. and subsidiaries as of December 28, 2002, June 29, 2002 and June 30, 2001 and the results of their operations and their cash flows for the six-month period ended December 28, 2002 and for each of the three years in the period ended June 29, 2002 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP
Woodbridge, New Jersey
March 7, 2003

## Consolidated Balance Sheets

Pharmaceutical Formulations, Inc. and Subsidiaries

| *($ in thousands, except per share amounts)* | December 28, 2002 | June 29, 2002 | June 30, 2001 |
|---|---|---|---|
| **Assets** | | | |
| **Current assets** | | | |
| Cash | $ 17 | $ 108 | $ 83 |
| Accounts receivable, net of allowance for doubtful accounts of $407, $770 and $706 | 9,334 | 7,521 | 7,034 |
| Inventories | 13,131 | 12,905 | 10,950 |
| Prepaid expenses and other current assets | 1,547 | 1,349 | 1,107 |
| **Total current assets** | 24,029 | 21,883 | 19,174 |
| **Property, plant and equipment, net** | 13,802 | 14,294 | 13,110 |
| **Other assets** | 130 | 100 | 639 |
| | $ 37,961 | $ 36,277 | $ 32,923 |
| **Liabilities and Stockholders' (Deficiency)** | | | |
| **Current liabilities** | | | |
| Current portion of capital lease obligations | $ 2,461 | $ 2,340 | $ 2,009 |
| Current portion of long-term debt | 4,269 | 3,353 | 14,693 |
| Due to ICC Industries Inc. | 7,027 | 4,845 | 6,533 |
| Accounts payable | 7,744 | 9,692 | 11,134 |
| Accrued expenses | 1,733 | 1,280 | 2,575 |
| **Total current liabilities** | 23,234 | 21,510 | 36,944 |
| **Long-term capital lease obligations, less current maturities** | 3,130 | 4,380 | 6,048 |
| **Long-term debt, less current maturities** | | | |
| Revolving/term loans | 10,640 | 9,411 | - |
| Equipment loan | 1,145 | 1,363 | - |
| Note payable to ICC Industries Inc. | 17,117 | 17,467 | 15,904 |
| **Total long-term debt, less current maturities** | 28,902 | 28,241 | 15,904 |
| **Commitments and contingencies** | | | |
| **Stockholders' (deficiency)** | | | |
| Preferred stock, par value $1.00 per share; 10,000,000 shares authorized; 2,500,000 shares issued and outstanding at June 30, 2001 | - | - | 2,500 |
| Common stock, par value $.08 per share; 200,000,000 shares authorized; 85,327,612, 85,267,612 and 30,329,671 shares issued and outstanding | 6,827 | 6,822 | 2,427 |
| Capital in excess of par value | 51,796 | 51,796 | 37,534 |
| Accumulated deficit | (75,928) | (76,472) | (68,434) |
| **Total stockholders' (deficiency)** | (17,305) | (17,854) | (25,973) |
| | $ 37,961 | $ 36,277 | $ 32,923 |

*See accompanying notes to consolidated financial statements*

## Consolidated Statements of Operations



| ($ in thousands, except per share amounts) | Six Months Ended December 28, 2002 | Six Months Ended December 29, 2001 (unaudited) | Years Ended June 29, 2002 | Years Ended June 30, 2001 | Years Ended July 1, 2000 |
|---|---|---|---|---|---|
| **Gross sales** | $33,756 | $26,680 | $53,577 | $ 51,777 | $82,869 |
| **Less: Sales discounts and allowances** | 533 | 555 | 1,120 | 2,620 | 6,290 |
| **Net sales** | 33,223 | 26,125 | 52,457 | 49,157 | 76,579 |
| **Cost and expenses** | | | | | |
| Cost of goods sold | 27,481 | 23,710 | 46,511 | 46,887 | 63,390 |
| Selling, general and administrative | 4,543 | 4,900 | 9,714 | 10,961 | 11,892 |
| Research and development | 148 | 148 | 282 | 443 | 537 |
| | 32,172 | 28,758 | 56,507 | 58,291 | 75,819 |
| **Income (loss) from operations** | 1,051 | (2,633) | (4,050) | (9,134) | 760 |
| **Other expenses (income)** | | | | | |
| Interest expense | 1,786 | 2,623 | 4,709 | 5,208 | 4,904 |
| Other, net | (166) | (187) | (511) | 250 | (94) |
| | 1,620 | 2,436 | 4,198 | 5,458 | 4,810 |
| **(Loss) before income taxes (benefit)** | (569) | (5,069) | (8,248) | (14,592) | (4,050) |
| **Income taxes (benefit)** | (1,113) | (123) | (1,360) | - | 3,868 |
| **Net income (loss)** | 544 | (4,946) | (6,888) | (14,592) | (7,918) |
| **Preferred stock dividend requirement** | - | 100 | 100 | 200 | 200 |
| **Net income (loss) attributable to common shareholders** | $ 544 | $(5,046) | $(6,988) | $(14,792) | $(8,118) |
| **Net income (loss) per common share** | | | | | |
| Basic and diluted | $ 0.01 | $ (0.14) | $ (0.12) | $ (0.49) | $ (0.26) |
| Basic and diluted average common shares outstanding | 85,278,000 | 36,641,000 | 59,078,000 | 30,330,000 | 30,265,000 |

*See accompanying notes to consolidated financial statements.*

## Consolidated Statements of Changes in Stockholders' (Deficiency)



Six months ended December 28, 2002 and years ended June 29, 2002, June 30, 2001 and July 1, 2000 *($ in thousands)*

| | Preferred Stock | | Common Stock | | Capital in Excess of Par Value | Accumulated Deficit |
|---|---|---|---|---|---|---|
| | Shares issued | Amount at par value | Shares issued | Amount at Par Value | | |
| **Balance July 3, 1999** | **2,500,000** | **$2,500** | **30,253,320** | **$2,421** | **$37,493** | **$(45,924)** |
| Conversion of debentures | | | 76,351 | 6 | 41 | |
| Net loss | | | | | | (7,918) |
| **Balance, July 1, 2000** | **2,500,000** | **2,500** | **30,329,671** | **2,427** | **37,534** | **(53,842)** |
| Net loss | | | | | | (14,592) |
| **Balance, June 30, 2001** | **2,500,000** | **2,500** | **30,329,671** | **2,427** | **37,534** | **(68,434)** |
| Conversion of debt due ICC | | | 44,117,647 | 3,529 | 11,471 | |
| Dividends on preferred stock | | | | | | (1,150) |
| Conversion of preferred stock and dividends payable into common stock | (2,500,000) | (2,500) | 10,735,294 | 859 | 2,791 | |
| Issuance of stock grants | | | 85,000 | 7 | | |
| Net loss | | | | | | (6,888) |
| **Balance, June 29, 2002** | **-** | **-** | **85,267,612** | **6,822** | **51,796** | **(76,472)** |
| Issuance of stock grants | | | **60,000** | **5** | | |
| Net income | | | | | | **544** |
| **Balance, December 28, 2002** | **-** | **$ -** | **85,327,612** | **$6,827** | **$ 51,796** | **$ (75,928)** |

*See accompanying notes to consolidated financial statements.*

| ($ in thousands) | Six Months Ended December 28, 2002 | Six Months Ended December 29, 2001 (unaudited) | Years Ended June 29, 2002 | June 30, 2001 | July 1, 2000 |
|---|---|---|---|---|---|
| **Cash flows from operating activities:** | | | | | |
| Net income (loss) | **$ 544** | $ (4,946) | $(6,888) | $(14,592) | $(7,918) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | | | |
| Income tax benefit | **(398)** | (123) | (1,360) | - | - |
| Depreciation and amortization | **1,335** | 1,393 | 2,758 | 3,086 | 3,193 |
| Amortization of bond discount and deferred financing costs | **215** | 526 | 890 | 553 | 405 |
| Amortization of deferred gain on sale of building | **(17)** | (32) | (94) | (159) | (94) |
| Deferred income taxes | **(715)** | - | - | - | 3,756 |
| Changes in current assets and liabilities: | | | | | |
| (Increase) decrease in accounts receivable | **(1,813)** | 8 | (487) | 4,913 | 4,653 |
| (Increase) decrease in inventories | **(226)** | (418) | (1,955) | 3,860 | 3,106 |
| (Increase) decrease in other current assets | **(370)** | (118) | 36 | (377) | 376 |
| Decrease in income tax receivable | - | - | - | - | 947 |
| Increase (decrease) in due to ICC Industries Inc. | **2,189** | 4,623 | 2,065 | (9,070) | - |
| Increase (decrease) in accounts payable, accrued expenses and income taxes payable | **(1,172)** | 1,622 | (2,530) | (3,324) | (3,474) |
| **Net cash provided by (used in) operating activities** | **(428)** | 2,535 | (7,565) | (15,110) | 4,950 |
| **Cash flows from investing activities:** | | | | | |
| Purchase of property, plant and equipment, net | **(843)** | (2,647) | (1,843) | (117) | (474) |
| (Increase) decrease of other assets | **(73)** | (58) | (97) | 180 | (461) |
| **Net cash provided by (used in) investing activities** | **(916)** | (2,705) | (1,940) | 63 | (935) |

*(continued)*

## Consolidated Statements of Cash Flows
(Continued)



| | | Six Months Ended | Years Ended | | |
|---|---|---|---|---|---|
| *($ in thousands)* | **Six Months Ended December 28, 2002** | December 29, 2001 (unaudited) | June 29, 2002 | June 30, 2001 | July 1, 2000 |
| **Cash flows from financing activities:** | | | | | |
| Increase in due to ICC Industries Inc. | **$ 1,385** | $ - | $14,525 | $11,545 | $ - |
| Equipment loan borrowings | - | 1,943 | - | - | - |
| Borrowings (repayments) of long-term debt and line of credit | **997** | (730) | (3,658) | 2,142 | (1,258) |
| (Repayments) of capital leases | **(1,129)** | (977) | (1,337) | (2,687) | (2,749) |
| Refinancing of capital leases | - | - | - | 4,000 | - |
| **Net cash provided by (used in) financing activities** | **1,253** | 236 | 9,530 | 15,000 | (4,007) |
| **Net increase (decrease) in cash** | **(91)** | 66 | 25 | (47) | 8 |
| **Cash and cash equivalents, beginning of year** | **108** | 83 | 83 | 130 | 122 |
| **Cash and cash equivalents, end of year** | **$ 17** | $ 149 | $ 108 | $ 83 | $ 130 |

*See accompanying notes to consolidated financial statements.*

($ in thousands, except per share amounts)

## 1. Nature of the Business and Related Parties

Pharmaceutical Formulations, Inc. and its subsidiaries (collectively, "PFI" or the "Company") are primarily engaged in the manufacture and distribution of over-the-counter solid dosage pharmaceutical products in tablet, caplet and capsule form, which are sold under customers' private labels. We also supply bulk products to secondary distributors and re-packers as well as smaller competitors who do not have sophisticated research and development departments. PFI is also engaged in contract manufacturing of selected branded products for well-known major pharmaceutical companies. We are also engaged in the testing and research and development of new drug and health care products.

As of January 2, 2002, ICC Industries Inc. ("ICC") owned a total of 74,488,835 shares of our common stock, representing approximately 87.3% of the total number of shares outstanding on that date. See Note 9 for further discussion of stock transactions. The following additional transactions with ICC are reflected in the consolidated financial statements as of or for the periods presented:

| | Six Months Ended December 28, 2002 | Six Months Ended December 29, 2001 (unaudited) | Years Ended June 29, 2002 | Years Ended June 30, 2001 | Years Ended July 1, 2000 |
|---|---|---|---|---|---|
| Inventory purchases | $ 3,508 | $ 320 | $ 1,438 | $ 2,163 | $ 3,145 |
| Services and finance fees | 554 | 805 | 1,213 | 1,656 | 720 |
| Accounts payable | 7,027 | - | 4,845 | 6,533 | 3,598 |
| Note payable | 18,902 | 12,560 | 18,322 | 16,404 | 7,752 |

## 2. Financial Results and Liquidity

We continue to address customer relationship issues and are continuing the process of rebuilding our sales base through the initiatives detailed below. Net sales in each quarter of the six consecutive quarters ended December 28, 2002 exceeded the net sales of the same period in the prior year. We continue to pursue our plan to increase revenues and improve operational efficiencies to increase profitability. As part of these initiatives, we have undertaken the following:

- Continuing to expand our custom manufacturing for some major pharmaceutical companies.
- Eliminating several unprofitable product lines consisting mainly of items purchased from third parties and repackaged end products for smaller customers. We continue to evaluate product line and customer profitability.
- Increasing our business supplying other manufacturers with bulk tablets and capsules, taking advantage of higher volumes and better margins.
- Exploring opportunities to expand our product line through joint venture marketing agreements.
- Exploring opportunities to expand our international sales.

These objectives, along with sustaining market share and increasing sales are projected to be driven by the following:

- Re-establishing strong relationships within our distribution network.
- Controlling and reducing, where appropriate, our fixed and variable expenses.

*($ in thousands, except per share amounts)*

- Eliminating unprofitable product lines and customers.
- Improving our manufacturing efficiencies.
- Shortening delivery time.
- Filing ANDAs for new products as they come to the OTC Market.
- Obtaining marketing rights for products produced by other generic pharmaceutical manufacturers.

In September 2002, we agreed in principle to sell our ownership interest in Healthcare Industries to our partner, APG, for an aggregate of $1,050 and received an initial payment of $325. The remaining payments are to be received in semi-annual installments beginning December 31, 2002 and ending December 31, 2004 unless accelerated by APG. As of March 7, 2003, the December 2002 payment has not been received. The Company has reduced its equity interest from 50% to 34.5% to reflect the initial payment. At December 28, 2002, our net investment in Healthcare Industries is $294.

We believe that cash flow from our revolving credit and equipment and term loan financing, plus continued financial support from ICC, will be sufficient to fund our currently anticipated working capital, capital spending and debt service requirements through calendar 2003. We have extended our working capital facility through December 31, 2005. While no assurance can be given that current operations will be sufficient to fund our working capital needs, ICC has committed to provide us with the necessary financing to continue our operations through calendar 2004. ICC has supported us in the past by providing loans, converting debt to equity, replacing loans from our asset-based lenders and providing us with working capital.

## 3. Summary of Significant Accounting Policies

*Principles of Consolidation*

The accompanying consolidated financial statements include the accounts of Pharmaceutical Formulations, Inc. and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

*Fiscal Year*

During December 2002, we changed our fiscal year-end from the 52-53 week period which ends on the Saturday closest to June 30 to the 52-53 week period which ends on the Saturday closest to December 31. The information for the six months ended December 29, 2001 is unaudited. This information reflects all adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the six months ended December 29, 2001. Such adjustments consist of normal recurring accruals.

*Cash Equivalents*

Cash equivalents consist of short-term, highly liquid investments, with maturity of three months or less.

*Inventories*

Inventories are stated at the lower of cost or market with cost determined on a first in, first out (FIFO) basis.

*Property, Plant and Equipment*

Property, plant and equipment are stated at cost. Depreciation and amortization is provided on the straight-line method over the estimated useful lives of the assets (five to fifteen years).

*Revenue Recognition*

Sales of products are recorded when products are shipped to customers. Estimated sales returns and allowances are accrued at the time revenues are recorded.

*Earnings Per Share*

We account for earnings per share under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed assuming the conversion of convertible preferred stock and the exercise or conversion of common equivalent shares, if dilutive, consisting of unissued shares under options and warrants.

Basic and diluted losses per share are the same in each of the periods presented because the impact of dilutive securities is anti-dilutive or the difference is immaterial.

*Concentration of Credit Risk*

Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables. The Company extends credit to a substantial number of its customers and performs ongoing credit evaluations of those customers' financial condition while, generally, requiring no collateral. Customers that have not been extended credit by the Company are on a cash in advance basis only. At December 28, 2002, approximately 55% of the accounts receivable balance was represented by five customers, and one customer represented 21% of the accounts receivable balance.

We review accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. We include any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in our overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe our allowance for doubtful accounts as of December 28, 2002 is adequate. However, actual write-offs might exceed the recorded allowance.

*Income Taxes*

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns.

As a result of the increase in ICC's ownership of PFI (see note 8), PFI files a consolidated tax return with ICC. In accordance with a tax sharing agreement between the two companies, PFI will be reimbursed for the tax savings realized by ICC, from the use of PFI's losses.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets

*($ in thousands, except per share amounts)*

and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Long-Lived Assets*

We follow SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which provides guidance on how and when impairment losses are recognized on long-lived assets based on non-discounted cash flows. No impairment losses have occurred through December 28, 2002.

*Stock Based Compensation*

The Company follows SFAS No. 123, "Accounting for Stock-Based Compensation." We chose to apply Accounting Principle Board Opinion 25 and related interpretations in accounting for stock options granted to our employees.

The Company provides proforma disclosures of compensation expense under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure."

The weighted average assumptions used for the years or periods presented are as follows:

| | Six Months Ended | Years Ended | | |
|---|---|---|---|---|
| | December 28, 2002 | June 29, 2002 | June 30, 2001 | July 1, 2000 |
| Risk-free interest rate | 2.4% | 3.6% | 3.6% | 6% |
| Expected dividend yield | - | - | - | - |
| Expected lives | 5 years | 5 years | 5 years | 5 years |
| Expected volatility | 125% | 125% | 55% | 51% |

Had compensation cost for the Company's option plans been determined using the fair value method at the grant dates, the effect on the Company's net loss and loss per share for the six months ended December 28, 2002 and for the years ended June 29, 2002, June 30, 2001 and July 1, 2000 would have been as follows:

| | Six Months Ended | Years Ended | | |
|---|---|---|---|---|
| | December 28, 2002 | June 29, 2002 | June 30, 2001 | July 1, 2000 |
| Net income (loss) as reported | $ 544 | $(6,888) | $(14,592) | $(7,918) |
| Add: Stock based employee compensation expense included in reported net income, net of related tax effects | | | | |
| Deduct: Total stock based employee compensation determined under fair value method for all awards, net of related tax effects | (102) | (47) | (53) | (30) |
| Proforma net income (loss) | $ 442 | $(6,935) | $(14,645) | $(7,948) |

*(continued)*

($ in thousands, except per share amounts)

| | Six Months Ended | Years Ended | | |
|---|---|---|---|---|
| | December 28, 2002 | June 29, 2002 | June 30, 2001 | July 1, 2000 |
| Basic and diluted income (loss) per share | | | | |
| As reported | $ 0.01 | $ (0.12) | $ (0.49) | $ (0.26) |
| Proforma | $ 0.01 | $ (0.12) | $ (0.49) | $ (0.26) |

*Shipping and Handling Costs*

Shipping and handling costs charged to customers are included in the Company's net sales. Shipping and handling costs which approximated $750, $1,350, $1,400 and $1,700 in transition 2002, fiscal 2002, 2001 and 2000, respectively, were charged to selling and shipping expenses.

*New Accounting Pronouncements*

In April 2002, the Financial Accounting Standards Board ("FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections"(SFAS 145). This Statement amends existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS 145 by the Company is not expected to have a material impact on the Company's financial position or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. Management does not expect the adoption of this Statement to have a material impact on the Company's financial position or results of operations.

In December 2002, The Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards Board ("SFAS" No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123 ". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect on the method used on reported results. The disclosure requirements apply to all companies for fiscal years ending after December 15, 2002. The Company expects to continue to utilize the intrinsic method for its stock-based compensation.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective on a prospective basis for qualified guarantees issued or modified after December 31, 2002. Management does not expect the adoption of this Interpretation to have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities". FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their

*($ in thousands, except per share amounts)*

primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. Management does not expect the adoption of this Interpretation to have a material impact on the Company's financial position or results of operations.

*Fair Value and Financial Instruments*

Financial instruments of the Company include long-term debt. Based upon the current borrowing rates available to us, estimated fair values of the revolving credit and term loans (see Note 6) approximate their recorded carrying amounts. It was not deemed practical to determine the estimated fair value of the remaining debt. The carrying amounts for cash, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair value due to the short maturity of these items.

*Collective Bargaining Agreement*

Substantially all of the Company's non-management employees are covered by a collective bargaining agreement, which expires in October 2004.

## 4. Inventories

Inventories consist of the following:

| | **December 28, 2002** | June 29, 2002 | June 30, 2001 |
|---|---|---|---|
| Raw materials | **$ 4,423** | $ 3,426 | $ 3,664 |
| Work in process | **1,315** | 890 | 735 |
| Finished goods | **7,393** | 8,589 | 6,551 |
| | **$13,131** | $12,905 | $10,950 |

## 5. Property, Plant and Equipment

Property, plant and equipment consist of the following:

| | **December 28, 2002** | June 29, 2002 | June 30, 2001 |
|---|---|---|---|
| Land and building | **$ 8,348** | $ 8,348 | $ 8,348 |
| Leasehold improvements | **6,246** | 6,134 | 5,851 |
| Machinery and equipment | **27,229** | 27,229 | 24,272 |
| Other | **1,529** | 798 | 365 |
| | **43,352** | 42,509 | 38,836 |
| Less: Accumulated depreciation and amortization | **29,550** | 28,215 | 25,726 |
| | **$13,802** | $14,294 | $13,110 |

Substantially all property, plant and equipment is pledged as collateral under various capital leases and equipment loans.

*($ in thousands, except per share amounts)*

## 6. Long-term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations consist of the following:

| | December 28, 2002 | | June 29, 2002 | | June 30, 2001 | |
|---|---|---|---|---|---|---|
| | Long-Term Debt | Capital Leases | Long-Term Debt | Capital Leases | Long-Term Debt | Capital Leases |
| Revolving/term loans (a) | $10,640 | | $ 9,411 | | $ 8,917 | |
| Term loan due ICC (b) | 18,902 | | 18,322 | | 16,404 | |
| Convertible subordinated debentures, $1,000 face value (c) | 1,719 | | 1,750 | | 4,263 | |
| Convertible subordinated debentures (c) | 331 | | 331 | | 613 | |
| New Jersey Economic Development Authority Loan (d) | | | | | 400 | |
| Building sale/leaseback (e) | | $1,825 | | $2,326 | | $3,236 |
| Capital equipment lease obligations (f) | | 3,766 | | 4,394 | | 4,821 |
| Equipment loan (g) | 1,579 | | 1,780 | | | |
| | 33,171 | 5,591 | 31,594 | 6,720 | 30,597 | 8,057 |
| Less Current portion: | 4,269 | 2,461 | 3,353 | 2,340 | 14,693 | 2,009 |
| | $28,902 | $3,130 | $28,241 | $4,380 | $15,904 | $6,048 |

a) We have a revolving credit facility, which is secured by accounts receivable and inventory. This facility expires on December 31, 2005. Advances under this credit line are limited to the sum of eligible accounts receivable and eligible inventory, as defined, up to a maximum limit of $15,000 of which $2,000 is guaranteed by ICC. Interest is payable monthly, at the prime rate + 2% (6.25% at December 28, 2002). The loan agreement contains certain covenants, which, among other things, prohibit the Company, subject to prior approval of the lender, from making dividend payments.

b) On February 7, 2003 the Company modified its term loan and security agreement with ICC, retroactive to June 29, 2002. The modification consisted of a reduction in the interest rate from prime + 1% to prime. The loan principal under this agreement was $19,022. Principal payments began in October 2002 at $60 per month and in increasing amounts thereafter with a final payment of $15,692 in July 2004. Interest is payable monthly at the prime rate (4.25% at December 28, 2002). The loan is secured by a secondary security interest in all of the assets of PFI.

c) At December 28, 2002, PFI had an aggregate of $1,719 outstanding principal amount of convertible subordinated debentures due June 15, 2003 (the "8% Debentures") with interest payable semi-annually. The holders of the 8% Debentures may convert them at any time into common stock of the Company at a conversion price of $.34 per share. The 8% Debentures are redeemable at the option of the Company under certain circumstances at par, plus an applicable premium, as defined.

At December 28, 2002, PFI has an aggregate of $331 outstanding principal amount of convertible subordinated debentures due June 15, 2003 (the "8 ¼ % Debentures") with interest payable annually. The holders of the 8 ¼ % debentures may convert them at any time into shares of common stock at a conversion price of $.34 per share. The Company has no right to redeem the 8¼ % Debentures.

*($ in thousands, except per share amounts)*

In May 2002, we made an offer to holders of our 8% and 8.25% convertible subordinated debentures to extend the payment terms on those bonds, which were due to mature on June 15, 2002. The outstanding balances at that time were $5,061 on the 8% debentures and $528 on the 8.25% debentures. The offer extended the payment date to June 15, 2003 at the interest rate of 8% or 8.25%, depending on which bonds were held. In exchange for the bond holders' signed agreement to extend the maturity date on the bonds, they received a one-time up-front fee of $50 per $1,000 of bond principal held by them, paid directly to them after the Company received their agreement to extend the maturity. An aggregate of $104 of such fees were paid. This cost is being amortized over the period ending June 15, 2003 on a straight line basis. Also, the privilege to convert the bonds into common stock of PFI was adjusted from $48.00 per share on the 8% Debentures to $.34 and from $0.39 per share on the 8.25% Debentures to $.34 for those who accepted the offer. An aggregate of $2,050 in principal amount of the debentures were extended in accordance with the offer. The outstanding remaining balances are $1,719 on the 8% debentures and $331 on the 8.25% debentures. The remaining principal balance of $3,557, due to debenture holders who did not accept the extension offer, was repaid in cash from loans made to PFI by ICC.

d) On June 10, 2002, we repaid bonds due the New Jersey Economic Development Authority with funds provided by ICC.

e) In August 1989, PFI entered into a sale and leaseback of its land and building in Edison, New Jersey. The term of the lease is 15 years, plus two five-year renewal options. Monthly base rent was $107 for the first 30 months increased by the change in the Consumer Price Index on the thirty-first month after commencement and on each thirtieth month thereafter. On January 1, 2000, the monthly base rent increased to $165. The Company is obligated to pay all utilities, real estate taxes, assessments and repair and maintenance costs in connection with the premises. The land and building has been recorded as a capital lease and the gain on the sale and leaseback of approximately $750 has been deferred and is being amortized over the term of the lease. The lease has been capitalized at the net present value of the future minimum rental payments ($8,348), assuming a 13¼% interest rate factor, and is amortized over the term of the lease.

f) We lease various equipment under capital lease agreements. The terms of the leases vary from five to six years with monthly rentals of approximately $132. In December 2000, three capital lease agreements were refinanced with one $4,000 capital lease agreement payable over 5 years. This agreement is guaranteed by ICC. The interest rates under all capital leases range from 4% to 9%.

In June 2002 we borrowed $672 under capital equipment leases to fund the acquisition of new operating equipment. The leases are generally repayable over seven years and bear interest at a floating rate (3.91% at December 28, 2002).

g) In December 2001, we entered into an equipment financing arrangement with G.E. Capital Corporation for $1,943, whereby certain operating leases were converted to an equipment loan. The loan is repayable monthly over 4 years and bears interest at a floating rate (5.20% at December 28, 2002). This loan is guaranteed by ICC.

*($ in thousands, except per share amounts)*

The Company's debt and obligations under capital leases mature in calendar years as follows:

| | Capital Lease Obligations | Long-Term Debt |
|---|---|---|
| 2003 | $3,569 | $4,269 |
| 2004 | 2,266 | 17,615 |
| 2005 | 1,111 | 11,138 |
| 2006 | 88 | 149 |
| 2007 | 219 | - |
| Total Payments | 7,253 | $33,171 |
| Less: Amount representing interest | (1,662) | |
| Present value of net minimum lease payments | $5,591 | |

## 7. Commitments and Contingencies

*Commitments*

In fiscal 1996, the Company entered into a long-term lease for a building adjacent to our manufacturing facility. The lease term is ten years with two five-year renewal options. The lease is classified as an operating lease. The rent payments are $319 per annum for the first five years and $342 per annum for the balance of the initial term.

*Contingencies*

In March 2002, action was brought against PFI in the United States District Court for the Southern District of New York seeking $20 million in damages and $40 million in punitive damages related to the sales of allegedly defective product. We believe the lawsuit is without merit and are vigorously defending against it.

In May 1998, the Company brought an action against one of its former outside corporate counsels seeking damages for conflict of interest, breaches of fiduciary duty and loyalty, negligence and malpractice during its representation of the Company. The action is still pending.

In July 2000, an action was instituted in the Circuit Court of Cook County, Illinois against the Company by Apotex Corporation ("Apotex") and Torpharm, Inc. seeking an unspecified amount in damages and specific performance in the nature of purchasing a certain product from Apotex. The complaint alleges that the Company would purchase a certain product exclusively from Apotex. The counts specified in the complaint include breach of contract, negligent misrepresentation, breach of implied covenant of good faith and fair dealing, breach of implied covenant to use best efforts, specific performance, breach of fiduciary duty, reformation and a Uniform Commercial Code action for the price of 3 million tablets. Management believes the lawsuit is without merit and is vigorously defending against it.

The Company is a party to various other legal proceedings arising in the normal conduct of business. Management believes that the final outcome of all current legal matters will not have a material adverse effect upon the Company's financial position or results of operations.

*($ in thousands, except per share amounts)*

## 8. Income Taxes

Income tax expense (benefit) consist of the following federal taxes:

| | **Six Months Ended December 28, 2002** | Six Months Ended December 28, 2001 (unaudited) | Years Ended | | |
|---|---|---|---|---|---|
| | | | June 29, 2002 | June 30, 2001 | July 1, 2000 |
| Current | $ (398) | $(123) | $(1,360) | $ - | $ 112 |
| Deferred | (715) | - | - | - | 3,756 |
| Total income tax expense (benefit) | $(1,113) | $(123) | $(1,360) | $ - | $3,868 |

The Company's income tax expense (benefit) differ from the amount of income tax determined by applying the applicable statutory U.S. Federal income tax rate to pretax loss as a result of the following:

| | **Six Months Ended December 28, 2002** | Years Ended | | |
|---|---|---|---|---|
| | | June 29, 2002 | June 30, 2001 | July 1, 2000 |
| Statutory U.S. tax (benefit) | $ (199) | $(2,804) | $(4,961) | $(1,241) |
| Increase (decrease) resulting from: | | | | |
| Expiration of state net operating loss carry forwards | | - | - | 71 |
| Net change in valuation account | (715) | 2,463 | 5,871 | 4,731 |
| State NOL | - | (227) | - | - |
| Difference in effective rate | - | (137) | - | - |
| Other | (199) | (655) | (910) | 307 |
| Effective income tax expense (benefit) | $(1,113) | $(1,360) | $ - | $ 3,868 |

As of December 28, 2002, PFI had available net operating losses of approximately $28,543 for U.S. tax purposes, which expire through 2022. The utilization of losses that were generated prior to September 1991, which approximate $664 is limited to $166 per year for U.S. tax purposes due to the change in ownership resulting from ICC's investment. State income tax net operating loss carry forwards of approximately $30,440, which expire through 2008, are available to us.

As a result of the increase in ICC's ownership of PFI (see Note 9), PFI files a consolidated tax return with ICC. In accordance with a tax sharing agreement between the two companies, PFI will be reimbursed for the tax savings generated by ICC, from the use of PFI's losses. In addition, the agreement provides for an allocation of the group's tax liability, based upon the ratio that each member's contribution of taxable income bears to the consolidated taxable income of the group.

($ in thousands, except per share amounts)

Deferred tax assets are comprised of the following temporary differences:

| | December 28, 2002 | June 29, 2002 | June 30, 2001 |
|---|---|---|---|
| Tax benefit of state income tax net operating loss carry forwards | $ 2,740 | $ 3,247 | $ 3,020 |
| Tax benefit of federal income tax net operating loss carry forwards | 9,990 | 10,037 | 8,090 |
| Depreciation | 570 | (406) | (472) |
| Deferred gain on sale/leaseback of building | 30 | 39 | 70 |
| Basis difference 8¼% debentures as a result of restructuring | - | - | 29 |
| Inventory valuation | 313 | 271 | (40) |
| Allowance for doubtful accounts | 153 | 315 | 465 |
| Alternative minimum tax carry forward | 10 | 104 | 104 |
| Other | 209 | 123 | - |
| Deferred tax asset | 14,015 | 13,730 | 11,266 |
| Valuation allowance | (13,300) | (13,730) | (11,266) |
| Net deferred tax asset | $ 715 | $ - | $ - |

Based on the assessment of all available evidence including the inconsistent performance in recent years, the current status of the Company's business and the uncertainty with respect to generating taxable income in future years, management has recorded a valuation allowance on the deferred tax assets. As part of the ongoing evaluation of the Company's performance, including potential benefits available pursuant to our tax sharing agreement with ICC, PFI has recognized $715 which represents a reduction of the deferred tax valuation allowance as it relates to temporary differences expected to be realized in 2003. The net tax deferred asset is offset against amounts due ICC.

## 9. Common Stock and Options

On December 21, 2001, ICC converted $15,000 of indebtedness due to ICC from PFI into 44,117,647 common shares, at a rate of $.34 per share, to increase its ownership to 85.6% of the outstanding common shares of PFI. On January 2, 2002, ICC converted its 2,500,000 shares of Series A Cumulative Redeemable Convertible Preferred Stock and $1,150 of unpaid dividends on such preferred stock into 10,735,294 common shares, at a rate of $.34 per share, further increasing its ownership to 87.4% of the outstanding common shares.

In May 2002, we began a rights offering to all shareholders other than ICC. The offering was made to PFI's stockholders of record as of the close of business on May 7, 2002. The offering was also made to employees who held options on the Company's common stock. Rights holders were entitled to purchase one share of common stock for each right held at a price of $.34 per share. An aggregate of 34,467,741 shares of common stock would have been sold if all rights were exercised. The rights offering expired on December 22, 2002. Rights to acquire a total of 18,175 shares were exercised and issued in February 2003.

On January 2, 2002, ICC converted 2,500,000 shares which it owned of the Company's preferred stock and $1,150 of related unpaid dividends into an additional 10,735,294 shares of our common stock, increasing ICC's ownership of PFI to 87.4%.

*($ in thousands, except per share amounts)*

Options are granted at fair market value at date of grant. Options are exercisable one year from date of grant and expire five years from date of grant. The following is a summary of stock options issued, exercised, forfeited or canceled during the period July 1999 through December 28, 2002:

| | Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding – July 3, 1999 | 1,243,300 | $.72 |
| Issued | 360,300 | $.27 |
| Forfeited | (748,600) | $.77 |
| Outstanding – July 1, 2000 | 855,000 | $.49 |
| Issued | 568,000 | $.27 |
| Forfeited | (216,800) | $.48 |
| Outstanding – June 30, 2001 | 1,206,200 | $.36 |
| Issued | 647,000 | $.15 |
| Forfeited | (132,700) | $.28 |
| Outstanding – June 29, 2002 | 1,720,500 | $.29 |
| Issued | 1,490,000 | $.13 |
| Expired or cancelled | (83,500) | $.84 |
| Outstanding – December 28, 2002 | 3,127,000 | $.20 |
| Exercisable – December 28, 2002 | 1,657,000 | $.26 |

The following table summarizes information about stock options outstanding at December 28, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at December 28, 2002 | Weighted Average Remaining Life (Years) | Weighted Average Exercise Price | Number Exercisable at December 28, 2002 | Weighted Average Exercise Price |
| $0.41 | 72,000 | 0.9 | $0.41 | 72,000 | $0.41 |
| .22 to .31 | 150,000 | 2.2 | 0.26 | 150,000 | 0.26 |
| 0.75 | 110,000 | 1.3 | 0.75 | 110,000 | 0.75 |
| 0.23 | 75,000 | 2.0 | 0.23 | 75,000 | 0.23 |
| 0.27 | 594,000 | 2.3 | 0.27 | 594,000 | 0.27 |
| 0.15 | 636,000 | 3.8 | 0.15 | 636,000 | 0.15 |
| 0.13 | 1,240,000 | 4.8 | 0.13 | 20,000 | 0.13 |
| 0.16 | 250,000 | 4.8 | 0.16 | 0 | 0.16 |
| | 3,127,000 | | $0.20 | 1,657,000 | $0.26 |

The weighted average fair market values of options granted during the six months ended December 28, 2002 and fiscal years 2002, 2001and 2000 were $.13, $.15, $.11and $.12, respectively.

As of December 28, 2002, substantially all outstanding stock options expire at various dates through fiscal year 2007. These options were granted at prices which were at or above quoted market value on the dates granted.

*($ in thousands, except per share amounts)*

## 10. Major Customers and Products

| Customer | Six Months Ended December 28, 2002 | Years Ended June 29, 2002 | Years Ended June 30, 2001 | Years Ended July 1, 2000 |
|---|---|---|---|---|
| Costco | 12% | 14% | 13% | 17% |
| Target | 12% | 0% | 0% | 0% |
| CVS | 6% | 7% | 13% | 9% |
| Walgreens | 1% | 1% | 5% | 12% |

For the six months ended December 28, 2002 and fiscal years 2002, 2001 and 2000 sales of ibuprofen represented 28%, 21%, 26% and 36% of net sales, respectively.

## 11. Supplemental Cash Flow Information

Supplemental disclosures of cash flow information:

| | Six Months Ended December 28, 2002 | Years Ended June 29, 2002 | Years Ended June 30, 2001 | Years Ended July 1, 2000 |
|---|---|---|---|---|
| Cash paid during the year: | | | | |
| Interest | $1,951 | $4,474 | $4,816 | $4,470 |

*Supplemental non-cash investing and financing information:*

In December 2001, the Company converted $15 million of indebtedness due to ICC into 44,117,647 shares of the Company's common stock at a rate of $.34 per share. In January 2002, ICC converted its Series A Cumulative Redeemable Preferred Stock and related dividends into 10,735,294 shares of the Company's common stock at a rate of $.34 per share.

In December 2001, we entered into an equipment financing arrangement for $1,943, whereby certain operating leases were converted to an equipment loan. In June 2002, we entered into a capital lease obligation of $672 for the purchase of new equipment.

A capital lease obligation of $4,000 was incurred when the Company entered into a lease in fiscal 2001.

*($ in thousands, except per share amounts)*

12. **Quarterly Data (Unaudited)**

| | Three Months Ended | |
|---|---|---|
| | September 28 | December 28 |
| Six Months Ended December 28, 2002 | | |
| Net sales | $15,944 | $17,279 |
| Gross profit | 2,881 | 2,861 |
| Operating income | 581 | 470 |
| Net income | 61 | 483 |
| Net income attributable to common shareholders | 61 | 483 |
| Income per common share, basic and diluted | 0.00 | 0.01 |

During the quarter ended December 28, 2002, the Company recorded a $715 tax benefit, which represents a decrease on the Company's deferred tax valuation allowance.

| | Three Months Ended | | | |
|---|---|---|---|---|
| | September 29 | December 29 | March 30 | June 29 |
| 2002 | | | | |
| Net sales | $13,274 | $12,850 | $12,668 | $13,665 |
| Gross profit | 1,659 | 755 | 1,255 | 2,277 |
| Operating (loss) | (861) | (1,772) | (1,034) | (383) |
| Net (loss) | (2,069) | (2,877) | (1,287) | (655) |
| Net (loss) attributable to common shareholders | (2,119) | (2,927) | (1,287) | (655) |
| (Loss) per common share, basic and diluted | (0.07) | (0.07) | (0.02) | (0.01) |

| | Three Months Ended | | | |
|---|---|---|---|---|
| | September 30 | December 30 | March 31 | June 30 |
| 2001 | | | | |
| Net sales | $13,160 | $11,892 | $11,880 | $12,225 |
| Gross profit | 1,495 | 189 | 1,231 | (645) |
| Operating (loss) | (1,196) | (2,330) | (1,455) | (4,153) |
| Net (loss) | (2,504) | (3,603) | (2,601) | (5,884) |
| Net (loss) attributable to common shareholders | (2,554) | (3,653) | (2,651) | (5,934) |
| (Loss) per common share, basic and diluted | (0.08) | (0.12) | (0.09) | (0.20) |

Results for the fiscal quarter ended June 30, 2001 include $3.2 million of year-end adjustments related to inventory valuations, bad debts and other potential liabilities.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is traded on the OTC Bulletin Board, symbol: PHFR. As of December 28, 2002, there were 1,378 holders of record of the common stock. The following table sets forth the range of high and low closing bid quotations for the common stock as reported by Pink Sheets LLC through December 28, 2002. These quotations represent prices between dealers, without adjustments for retail mark-ups, mark-downs or other fees or commissions, and may not represent actual transactions.

| | High Bid | Low Bid |
|---|---|---|
| Year Ended June 30, 2001 | | |
| First Quarter | $.26 | $.20 |
| Second Quarter | .25 | .14 |
| Third Quarter | .13 | .01 |
| Fourth Quarter | .25 | .01 |
| Year Ended June 29, 2002 | | |
| First Quarter | $.20 | $.04 |
| Second Quarter | .20 | .001 |
| Third Quarter | .18 | .01 |
| Fourth Quarter | .20 | .11 |
| Six Months Ended December 28, 2002 | | |
| First Quarter | $.14 | $.08 |
| Second Quarter | .17 | .10 |

We have never paid dividends on our common stock. We anticipate that for the foreseeable future any earnings will be retained for use in our business or for other corporate purposes, and we do not anticipate that cash dividends will be paid. Furthermore, the agreement with our institutional lender prohibits the payment of dividends without the lender's consent.

## Corporate Information

### DIRECTORS

John L. Oram
*Chairman of the Board*
*Chief Executive Officer*
*President, ICC Industries Inc.*

Balram Advani
*President, ADH Health Products*

Steve Jacoff
*President, Staff Medical Supply, Inc.*

James C. Ingram
*President*

Ray W. Cheesman
*Consultant*

### CORPORATE OFFICERS

James C. Ingram
*President*
*Chief Operating Officer*

Anthony Cantaffa
*Executive Vice President*

Ward Barney
*Vice President,*
*Operations*

Brian W. Barbee
*Vice President,*
*Scientific Affairs*

Walter N. Kreil
*Vice President &*
*Chief Financial Officer*

Leonard Luongo
*Vice President,*
*Private Label Sales*

Martin Reiss
*Vice President,*
*Manufacturing Services*

Dolores Scotto
*Secretary*

### CORPORATE INFORMATION

*Executive Headquarters*
Pharmaceutical
Formulations, Inc.
460 Plainfield Avenue
P.O. Box 1904
Edison, NJ 08818-1904
Telephone (732) 985-7100

*Transfer Agent and Registrar for Common Stock, Warrant Agent and Trustee for Debentures*
Continental Stock Transfer
and Trust Company
17 Battery Place
New York, NY 10004
*Correspondence concerning transfer requirements and lost certificates should be directed to the above address.*

*Independent Certified Public Accountants*
BDO Seidman, LLP
90 Woodbridge Center Drive
Woodbridge, NJ 07095

*Form 10-K*
**The Company's Form 10-K for the period ended December 28, 2002 as filed with the Securities and Exchange Commission or additional copies of reports to shareholders may be obtained without charge by writing to: Secretary, at our Executive Headquarters.**

*Safe Harbor*
This annual report may contain forward-looking information and should be read in conjunction with the Company's Form 10-K for the period ended December 28, 2002 and other SEC filings by the Company.


PFI

**Pharmaceutical Formulations, Inc.**
*460 Plainfield Ave., P.O. Box 1904, Edison, NJ 08818-1904*
*(732) 985-7100   Fax (732) 819-3330*
*OTC Bulletin Board: PHFR*
*www.pfiotc.com*